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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)

LTC PROPERTIES, INC.
(Name of Subject Company (issuer))

LTC PROPERTIES, INC., ISSUER
(Names of Filing Persons (identifying status as Offeror, issuer or other person))

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

502175102
(CUSIP Number of Class of Securities)

ANDRE C. DIMITRIADIS
CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER
LTC PROPERTIES, INC.
300 ESPLANADE DRIVE, SUITE 1860,
OXNARD, CALIFORNIA 93030
(805) 981-8655
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on behalf of filing persons)

COPY TO:

STEPHEN SILBERT, ESQ.
CHRISTENSEN, MILLER, FINK, JACOBS, GLASER, WEIL & SHAPIRO, LLP.
2121 AVENUE OF THE STARS
EIGHTEENTH FLOOR
LOS ANGELES, CALIFORNIA 90067
(310) 553-3000

CALCULATION OF FILING FEE

TRANSACTION VALUATION(1)	AMOUNT OF FILING FEE(2)
$34,500,000	$6,900

(1)	Calculated solely for purposes of determining the filing fee. This amount is based upon the purchase of 6,000,000 shares of common stock at $5.75 per share.
(2)	The fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, is 1/50 of one percent of the aggregate of the value of the transaction.
/x/
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid:	$3,450	Filing Party:	LTC Properties, Inc.
Form or Registration No.:	Schedule TO	Date Filed:	September 10, 2001

/ /	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
/ /	third-party tender offer subject to Rule 14d-1.
/x/	issuer tender offer subject to Rule 13e-4.
/ /	going-private transaction subject to Rule 13e-3.
/ /	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

Amendment No. 1

    This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO") relating to an offer by LTC Properties, Inc., a Maryland corporation ("LTC" or the "Company"), to purchase up to 3,000,000 of its outstanding shares of common stock, par value $.01 per share, for $5.75 per share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer To Purchase dated September 10, 2001 (the "Offer To Purchase") and the related Letter Of Transmittal (which, together with any amendments or supplements hereto or thereto, collectively constitute the "Offer"), copies of which are attached as Exhibits (a)(1)(A) and (a)(1)(B) to Schedule TO.

ITEMS 1 THROUGH 4 AND ITEM 11

    Items 1 through 4 and Item 11 of the Schedule TO, which incorporate by reference the information contained in the Offer To Purchase, are hereby amended and supplemented by addition thereto of the following:

    In order to accommodate all stockholders who have tendered their shares and to increase the opportunity for stockholders who may desire to tender shares or tender additional shares, LTC amended the Offer on October 8, 2001, increasing the number of shares of its common stock the Company is seeking to purchase from 3,000,000 shares to up to 6,000,000 shares, at the same purchase price of $5.75 per share, net to the seller in cash, subject to the terms and conditions of the Offer. In order to effectuate the increase in the number of shares to be purchased, the Company is extending the tender offer period until 5:00 p.m., Eastern Standard Time, Monday, October 22, 2001. As of October 5, 2001, 5,245,518 shares of the Company's common stock have been tendered pursuant to the Company's Offer to Purchase dated September 10, 2001.

ITEM 7

    Item 7 of the Schedule TO and Section 11 of the Offer is hereby amended and restated as follows:

    Assuming the Company purchases a total of 6,000,000 shares at a purchase price of $5.75 per share, LTC expects the maximum cost including all fees and expenses applicable to the Offer to be approximately $35,000,000. This amount will be paid primarily from proceeds of the September 2001 sale of certain REMIC Subordinated Certificates from the Company's 1994-1 Pool and from the sale of three assisted living facilities in Wyoming. These sales have generated approximately $30,800,000 in proceeds to LTC. Including these proceeds, the Company has approximately $56,000,000 available under its secured revolving credit facility which does not restrict the Company's ability to use these funds for the purpose of purchasing shares in a self-tender. To the extent needed, the Company will draw funds under the secured revolving credit facility to fund the Offer.

    On October 8, 2001, LTC Properties issued a press release announcing the increase in the number of shares sought and extension of the duration of the tender offer. The full text of the Company's October 8, 2001 press release is attached as Exhibit (a)(5)(C) hereto and incorporated herein by reference.

ITEM 1. SUMMARY TERM SHEET.

    The initial paragraph of the Offer To Purchase is hereby amended and restated as follows:

    LTC Properties, Inc. ("LTC" or the "Company") is offering to purchase up to 6,000,000 shares of its common stock, par value $.01 per share, at a price of $5.75 per share, net to the seller in cash, without interest thereon (the "Purchase Price"), upon the terms and subject to the conditions set forth herein and in the related Letter Of Transmittal (which, as amended or supplemented from time to time, together constitute the "Offer"). All shares acquired in the Offer will be acquired at the Purchase Price. The Company may choose to purchase more than the 6,000,000 shares pursuant to the Offer. See Section 1. The Company reserves the right, in its sole discretion, to extend or amend any term of the Offer. See Section 15.

    The Summary Term Sheet is supplemented as follows:

    WHAT DOES THE BOARD OF DIRECTORS OF LTC THINK OF THE TENDER OFFER?

    The Board of Directors of LTC has approved the Offer, as increased. However, neither the Company nor its Board of Directors makes any recommendations to stockholders as to whether to tender or refrain from tendering their shares.

    ITEM 12. MATERIAL TO BE FILED AS AN EXHIBIT.

    Item 12 of the Schedule TO is hereby amended by adding thereto the following:

  (a)
  (5)(C)LTC Press Release dated October 8, 2001

SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LTC PROPERTIES, INC.
	By:	/s/ ANDRE C. DIMITRIADIS
	Name:	Andre C. Dimitriadis
	Title:	Chairman, President & Chief Executive Officer
Dated: October 8, 2001

EXHIBIT INDEX

Exhibit Number		Description
(a)(1)(A)	*	Offer To Purchase, dated September 10, 2001.
(a)(1)(B)	*	Letter Of Transmittal.
(a)(1)(C)	*	Notice Of Guaranteed Delivery.
(a)(1)(D)	*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)	*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(F)	*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(1)(G)	*	Letter to the Company's Stockholders from Andre C. Dimitriadis, Chairman of the Board, President and Chief Executive Officer, dated September 10, 2001.
(a)(2)-(4)		Not applicable.
(a)(5)(A)	*	Press Release issued by the Company on September 6, 2001.
(a)(5)(B)	*	Summary advertisement dated September 10, 2001
(a)(5)(C)		Press Release issued by the Company October 8, 2001
(b)		Not applicable.
(d)		Not applicable.
(g)		Not applicable.
(h)		Not applicable.

*
Previously filed on Schedule TO on September 10, 2001

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Amendment No. 1
EXHIBIT INDEX